September 30, 2010

Via EDGAR and Overnight Delivery

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	China Century Dragon Media, Inc.
Registration Statement on Form S-1/A
Filed August 24, 2010
File No. 333-166866

Dear Mr. Spirgel:

On behalf of China Century Dragon Media, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 3 on Form S-1/A (“Amendment No. 3”) to the registration statement on Form S-1 that was originally filed on May 14, 2010, as amended by Amendment No. 1 filed on June 29, 2010 (“Amendment No. 1”) and Amendment No. 2 filed on August 24, 2010 (“Amendment No. 2”).   We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 3, in a clean and marked version to show changes from the Amendment No. 2.  We have been advised that changes in Amendment No. 3 compared against Amendment No. 2, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 2, the Commission issued a comment letter dated September 3, 2010.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Prospectus Summary, page 2
Company Overview, page 2

1.
Comment:  With respect to each of your strategies highlighted in the bullet-points on page 2 and 3, please provide balancing disclosure within the bullet points to the extent applicable indicating that you do not currently have any active operations or specific plans to implement these strategies.  With respect to your strategy to purchase time directly form CCTV, disclose the challenges associated with such a plan.

Response:  The Company has added disclosure to each of the bullet-points on page 2 and 3 regarding its lack of active operations and specific plans to implement the strategies listed.

Recent Events, page 3

2.
Comment:  We note your response to comment two in our letter dated July 8, 2010.  Although investors in the private placement may have been unwilling to invest absent a public reporting vehicle, explain why CD Media BVI did not consider registering its own securities under the Exchange Act and thus avoiding the dilution that occurred in the share exchange.

Response:  The Company has added disclosure to indicate why it did not consider registering its own securities.

Larry Spirgel
September 30, 2010

3.
Comment:  We note your response to comment 22 in our letter dated July 8, 2010 and your revised disclosure on page 3.  Please disclose the identity of the designee, the number of shares issued to this designee in the share exchange and the nature of the obligation owed by the shareholders of CD Media BVI to the designee.

Response:  The Company has revised the disclosure to identify the designee and the obligation owed to the shareholders of CD Media BVI.

Private Placement, page 4

4.
Comment:  We note your response to comment three in our letter dated July 8, 2010 regarding the services provided by Keen Dragon.  Please disclose whether there are or were any arrangements between WestPark Capital and Keen Dragon regarding their representation of, or services provided to, the company (e.g. referral or similar arrangements).

Response: The Company has added disclosure to indicate that there neither are nor were any arrangements between WestPark Capital and Keen Dragon regarding their representation of, or services provided to, the Company.

Certain Relationships and Related Transactions, page 5

5.	Comment: Please further revise the table so that the monetary value of the retained shares and warrants are reflected in the table and the “Total” calculation.

Response: The Company has revised the table to include the monetary value of the retained shares and warrants.

Contractual Arrangements, page 7

6.
Comment:   Explain why you believe the operations of CD Media Huizhou, which consist solely of providing technical and consulting services to CD Media Beijing pursuant to the contractual arrangements, are consistent with the scope of its business license.

Response:  CD Media Huizhou’s business scope includes “providing cultural consulting services and designing images for enterprises” pursuant to its business license.  Pursuant to the Exclusive Business Cooperation Agreement between CD Media Huizhou, CD Media Beijing and each of the shareholders of CD Media Beijing, CD Media Huizhou provides “technical and consulting services” to CD Media Beijing.  “Technical and consulting services” is a general description of the various services provided by CD Media Huizhou to CD Media Beijing, and include providing cultural consulting to and designing enterprise images for CD Media Beijing.  The scope of CD Media Huizhou’s business license is extensive enough to cover such services.  Please note that there was a translation error in the translated version of the Business License for CD Media Huizhou previously provided to the Staff.  A revised translated Business License is attached hereto as Attachment A.

7.
Comment:  Explain why PRC counsel has advised you that the PRC regulatory authorities may take a view that is contrary to its opinion.  Also explain whether PRC counsel is able to provide any information about the likelihood that PRC regulatory authorities may take a contrary view and the general level of uncertainty surrounding its opinion.

Response:  The Company has revised the disclosure to explain why PRC counsel advised it that the regulatory authorities may take a view that is contrary to PRC counsel’s opinion and to indicate that the likelihood that the regulatory authorities may take a different view is low.

Risk Factors, page 11
Risks Related to Us Doing Business in China, page 20
The scope of the business license for CD Media Beijing in China is limited…, page 21

8.
Comment: We note your reference to a planned expansion into the production of proprietary television programming.  This plan does not appear disclosed elsewhere in the prospectus.  Please disclose these plans in an appropriate location of the prospectus.  In connection with your revised disclosure about these plans, describe your historical activities in this area, including your participation in two film production projects.  Disclose, if true, that your participation in the film production projects was not within the scope of your business license and was, therefore, prohibited.

Larry Spirgel
September 30, 2010

Response:  The Company has revised the disclosure to provide additional information regarding its plans to expand into the production of proprietary television programming on page 57 of the prospectus.  The Company has also added disclosure regarding its participation in the two film projects and that its participation in such projects was within the scope of its business license.

Recent PRC regulations relating to acquisitions of PRC companies…, page 22

9.
Comment:  We note your response to comment 14 in our letter dated July 8, 2010.  Even if you are unable to locate specific reports, we believe you should disclose the uncertainty regarding whether or not CSRC may be curtailing or suspending overseas listings for Chinese private companies.  Please provide this disclosure or explain to us why you are certain that CSRC has not recently engaged in such activities despite your earler disclosure to the contrary.

Response:  The Company has added disclosure to indicate that it is uncertain whether the CSRC has or will be curtailing or suspending overseas listings for Chinese private companies.

We face uncertainty from China’s Circular on Strengthening Administration of Enterprise Income Tax…, page 24

10.
Comment:  Please discuss the extent to which Circular 698 may have been applicable to the share exchange transaction.  Disclose whether you provided any information to the relevant Chinese tax authorities regarding the share exchange transaction.  Also assess how your use of U.S. and British Virgin Islands holding companies may impact the determination as to whether or not Circular 698 would be applicable to a share transfer.

Response:  The Company has added disclosure to indicate the extent to which Circular 698 may have been applicable to the share exchange transaction and that the Company did not provide any information to the relevant Chinese tax authorities regarding the share exchange.  The Company has also added disclosure to assess how its use of U.S. and BVI holding companies may impact whether Circular 698 would be applicable to a share transfer.

Under the New EIT Law…, page 26

11.
Comment:  Disclose the company’s belief and understanding that it meets the qualifications of a “resident enterprise” and specifically explain how “resident enterprise” treatment would have impacted the company’s results since the EIT Law became effective on January 1, 2008.

Response:  The Company has added disclosure to indicate its belief and understanding that it meets the qualifications of a “resident enterprise” and how “resident enterprise” treatment would have impacted its results since the effectiveness of the EIT Law.

Use of Proceeds, page 35

12.
Comment:  Disclose how the use of the proceeds of this offering will be limited if your application to increase the approved investment amount and registered capital amount of CD Media Huizhou is not approved.  Discuss the factors that could impact whether your application is approved.

Response:  The Company has revised the disclosure to indicate how the use of the proceeds will be limited if its application to increase the approved investment amount and registered capital amount of CD Media Huizhou is not approved.

13.
Comment:  We note that, pursuant to Circular 142, registered capital of a WFOE such as CD Media Huizhou settled in RMB converted from foreign currencies may only be used for purposes within the approved business license.  Given the limited scope of CD Media Huizhou’s business license, explain how the proceeds would be available to CD Media Beijing for use in the operation of its advertising business.

Response:  The Company has added disclosure to explain how the proceeds of the offering would be available to CD Media Beijing for the use in the operation of its advertising business despite the limited scope of CD Media Huizhou’s business license.

14.	No Comment 14 issued.

Larry Spirgel
September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

15.
Comment: We note your response to comment 25 in our letter dated July 8, 2010. Given the substantial change in your disclosure regarding the significance of these two new customers, please explain in your response letter how and why the revenue was miscalculated.  We also note that you revised your disclosure on page 57 of this amendment to indicate that you have 150 customers, rather than the 1,000 customers disclosed in earlier filings.  Provide a similar explanation for this change.  In addition, considering the significance of these errors, explain to us how you were able to conclude that your disclosure controls and procedures were effective in your last quarterly report on Form 10-Q.

Response:  Both errors were caused by miscommunication and clerical errors. Prior to the filing of Amendment No. 2, no one on the Company's accounting staff could speak or read English.  The accounting staff relied on a translator in order to provide the disclosures in the registration statement. With respect to the miscalculation related to the revenues attributable to the two customers, the translator did not convert the revenue generated by these two customers from the local currency, RMB, into U.S. dollars, which resulted in greatly exaggerated figures for these customers.   With respect to the number of customers, the Company’s accounting staff believed that the disclosure was for all the number of customers that the Company had in its history, rather than number of current customers, due to a translation error.

The Company has since hired an English speaking Chief Financial Officer who is a licensed US Public Accountant and has solid accounting knowledge.

Upon further review of the disclosure controls and procedures as of June 30, 2010 by the Company Chief Executive Officer and Chief Financial Officer, the Company concluded that its disclosure controls and procedures were ineffective as of June 30, 2010.  The Company has filed an amended 10-Q/A for the quarter ended June 30, 2010 reflecting this determination.

Factors Affecting Our Results of Operations, page 42
Revenues, page 44

16.
Comment: In the third paragraph of this section, you continue to disclose that you pay a deposit when you purchase a block of advertising time and are committed to pay the remainder of the balance prior to the broadcast.  You provide similar disclosure elsewhere in the prospectus.  This appears inconsistent with the information you provided in your responses to comments 43 and 44 in our letter dated July 8, 2010, in which you state that you do not owe any specific amounts beyond the amounts of the advancements that you pay.  Please disclose in more detail the process pursuant to which you procure advertising time from the fifteen agencies your purchase from.  For example, among any other relevant information:

•	Describe the specific rights that you obtain in exchange for the payments of advances to these agents;

•	Explain what you would obtain for these advances if you do not agree on any further purchases form an agent and how that would be determined; and

Provide quantitative information about how amounts of advances have related to the total amounts of advertising time ultimately purchased in prior transactions.

Response:  The Company submits the following information:

The Company purchases time slots through advances it pays its vendors.

These advances are first deposits, and then they are used as advances for the purchase of a specific block of advertising time. The Company is committed to pay the balance, usually prior to the scheduled broadcast.  These purchases are done on a regular, reoccurring basis before the Company has customers for those time slots.  The Company uses these advances as consideration to buy advertising time based on what it believes would be desirable to its advertising customers. At year-end, the Company also makes advances to its vendors which do not correspond to any specific advertising time slots. These advance payments represent a formal commitment evidencing the Company’s future intention to purchase time slots from these vendors.  These advance payments will be applied when the specific blocks of advertising time are identified and purchased.

Larry Spirgel
September 30, 2010

At year-end, it is the Company’s normal business practice that it pays larger unspecified advance payments to its vendors to indicate its intention to do business with them in the forthcoming year and to secure the opportunity to buy the most desirable time slots.

The following is an example of a purchase from one of the vendors who was paid a large advance at the end of 2009.

The Company made an advance payment in November 2009 under a formal contract, which required that the Company make a payment of RMB 4,000,000.  Management made an estimate that the Company would at least purchase that amount of time in early 2010.  In January 2010, the Company purchased RMB 2,447,181 of advertising time slots from the vendor.  The payment due was covered by the advance payment.  At the same time, the Company made another advance payment in January 2010 of RMB 1,600,000 in anticipation of February 2010 time slot purchases.  In February 2010, the Company made another payment of RMB 1,088,758 to satisfy the purchase of advertising time that it made in February 2010.

When the Company makes advance payments to its vendors, it is the mutual understanding of the Company and the vendors that the Company will purchase time slots from them in the next few months.  The Company does not have any right to get its money back if it does not make the purchases of time within a year of the advance payment.  Accordingly, these transactions represent a real risk if the Company cannot sell the time slots.

For other vendors, the same process applies.  The difference is that the Company might have a larger purchase with some vendors during the year.  The total purchases are not committed at once, but are done on a rolling schedule depending on the Company’s assessment of future business activities.  As the year-end advance payment is designed to be larger than the Company’s next expected purchase, the Company does not have any additional accruable obligation at year-end to its vendors.  The advance payments that the Company makes during a month are more specific and tied to specific time slots. While at year end the advances are unspecified, shown below is a table of the advances at March 31, 2010 and June 30, 2010:

March
2010
Advances
Time slots owned	$6,768,358
Advances	857,530

Total	$7,625,888

June
2010
Advances
Time slots owned	$5,493,796
Advances	1,607,140

Total	$7,100,936

In summary:

1.	The Company obtains a negotiating advantage by making advance payments, which gives the Company the rights to purchase favorable time slots from vendors compared to its competition.

2.
The Company does not get a refund of advances from vendors if it fails to make further purchases, although this generally does not happen.  However, it is possible that the Company can lose its advance if it does not complete the purchase of the time slots it committed to buy within a year.

3.
Since the Company’s advances are on rolling basis, there is no fixed ratio relationship between advance payments and the Company’s final purchases.  In another words, the advance payment balance at a period end does not give a clear and quantifiable indication of future purchases.

Larry Spirgel
September 30, 2010

Results of Operations, page 46

17.
Comment:  We note that the revenue was increased in the first six months of 2010 by significant sales to new clients.  However, we also note that this increase was partially offset by the loss of some existing clients.  Please disclose whether you have observed any material trends in client retention rates in recent periods.  If so, provide quantitative information to help illustrate those trends and explain the causes of the trends.

Response:  The Company does not have long-term contracts with any of its customers and, therefore, customers can chose to place advertising orders at any time during the year according to their advertising needs.  Simply because some of the Company’s previous customers did not purchase time during the first six months of 2010 does not mean that they will not purchase advertising time later in the year or that the Company has lost them completely as a customer.  Advertisers place orders depending on their individual needs, which can vary.  The Company has not noticed any particular trends regarding its client retention in recent periods, as many of its customers purchase advertising time at different times during the year.

Liquidity and Capital Resources, page 49

18.
Comment:  Please explain why the company obtained related party loans for working capital during the six months ended June 30, 2010.  More broadly, identify and discuss any material challenges and risks associated with managing your working capital levels and needs throughout any particular reporting period.

Response:  The Company needed the related party loans for temporary funding of legal and audit related expenses related to the share exchange with SRKP 25 and private placement. CD Media BVI did not have sufficient working capital for these expenses before it received the proceeds from private placement. After CD Media BVI received the proceeds of the private placement financing, it had sufficient funding and repaid the related party loans. CD Media BVI and the Company’s operating company, CD Media Beijing, have sufficient working capital for their business operations. The Company does not anticipate any need for additional related party financing for its on-going operations in future periods.

19.
Comment:  We note that the decrease in cash provided by operating activities in the six months ended June 30, 2010 was due to primarily to an increase in accounts receivable of $6.6 million.  Please explain how this compares to the increase of approximately $13 million from December 31, 2009 to June 30, 2010 in accounts receivable on your balance sheet.  Although you note an increase in monthly sales prior to June 30, 2010 and lower than usual receivables at year-end due to collection practices, please provide more insight into why receivables have consistently increased from $5.4 million at December 31, 2009, to $12.9 million at March 31, 2020, and to $18.1 million at June 30, 2010.

Response:  The Company submits the following information.

The accounts receivable balance from continuing operations increased by $8,093,606 to $13,527,382 at June 30, 2010, as compared to $5,433,776 at December 30, 2009. The amount from discontinued operations has been reclassed to a separate caption in Amendment No. 3.  The increase in accounts receivable from continuing operations is due to the following reasons:

1.
The Company’s sales of television advertising time almost doubled during the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, with sales increasing steadily month over month in 2010.  The Company would expect a normal increase in its accounts receivables at June 30, 2010 to be approximately double as compared with the six months ended June 30, 2009, of approximately $5,500,000, which results in an expected increase of approximately $5,500,000 in outstanding accounts receivable.

2.
The due date generally is at the end of a month.  Based on the Company’s collection experience, the Company has noticed some delays in payments at June 30, 2010.  However, this does not appear to be a general trend.  By the end of July 2010, the Company’s accounts receivable from continuing operations balance were in line with its expectations.

In summary, the increase in accounts receivable is a combination of a sales increase and slightly later payments by the Company’s customers.

Larry Spirgel
September 30, 2010

20.
Comment:  Please disclose the amount of registered capital that remains unpaid with respect to CD Media Huizhou or CD Media Beijing.  If any amounts are unpaid, disclose when you are required to pay them and when you intend to pay them.

Response:  The Company has revised the disclosure to indicate that there is no unpaid amount of registered capital with respect to CD Media Beijing and that there is approximately $797,636 of unpaid registered capital with respect to CD Media Huizhou. According to a Chinese government approval notice, the Company must pay the remaining registered capital of CD Media Huizhou before September 30, 2011.

Quarterly Information, page 51

21.	Comment: Please update this disclosure to provide quarterly information for the quarters ended March 31, 2010 and June 30, 2010. Refer to Item 302(a) of Regulation S-K.

Response:  The Company has updated the disclosure to provide quarterly information for the quarters ended March 31, 2010 and June 30, 2010.

22.
Comment:  We note your response to prior comment 25 in our letter dated July 8, 2010.  It appears that your discussion in the last paragraph of this section regarding large purchases from two new customers is no longer valid.  Please revise or advise.

Response:  The Company has removed the disclosure with respect to the purchases from two new customers because it is no longer valid.

Description of Business, page 53
Our Customers, page 57

23.
Comment:  We note that you deleted disclosure regarding the breakdown of your revenues between agency and corporate customers.  Since this disclosure appears material to an understanding of your customer base, please include it in your prospectus.  If you disagree, explain to us why this disclosure is no longer appropriate.

Response:  The Company has added the disclosure of the breakdown of its agency and corporate customers to the prospectus.

Certain Relationships and Related Transactions, page 69

24.
Comment:  We note your response to comment 37 in our letter dated July 8, 2010.  The disclosure provided on page 74 simply concludes that the other shareholders are not promoters and does not provide any analysis of the facts.  In your next response letter, provide a detail analysis of why you believe that the other shareholders of the company to the share exchange are not promoters.  In your analysis, please tell us and address the extent to which the same shareholders have been shareholders in other SRKP entities.

Response:  Pursuant to Rule 405 of the Securities Exchange Act of 1934, as amended, a promoter is “(i) any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or (ii) any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.”  None of the stockholders of SKRP 25, other than Richard Rappaport and Tony Pintsopoulos, were involved, directly or indirectly, in the founding or organization of SRKP 25 or any of the other SRKP 25 entities.  Each of the shareholders paid cash for their shares and warrants of SRKP 25.  Additionally, Rule 405 provides that any person who receives securities solely in consideration of property shall not be deemed a promoter if such person does not otherwise take part in founding and organizing the enterprise.  Because each of the shareholders of SRKP 25 other than Richard Rappaport and Tony Pintsopoulos paid cash for their securities and were not involved in the founding or organizing of SRKP 25, they are not promoters of the issuer.

25.
Comment:  Please disclose the value of all consideration or other benefits disclosed in this section, including the value of warrants and shares retained by shareholders of SRKP 25 in connection with the share exchange.

Larry Spirgel
September 30, 2010

Response:  The Company has revised the disclosure to include the value of all consideration and other benefits, including the value of shares and warrants retained by shareholders of SRKP 25 in connection with the share exchange.

26.
Comment:  We note your response to comment 38 in our letter dated July 8, 2010 and your revised disclosure on page 69.  However, it is still not clear how the relative amounts of share and warrant cancellations were determined among the SRKP security holders.  Describe the substance of the negotiations and the reasons for the final determinations.

Response:  The Company has added disclosure to indicate that discussions regarding the relative amounts of share and warrant cancellations were arms-length discussions between all of the security holders of SRKP 25.  All SRKP 25 stockholders unanimously agreed as to the share and warrant allocations. No other criteria were involved nor was any additional compensation or monies paid or concessions given to any SRKP stockholder.

27.
Comment:  You disclose on page 73 that the board appointed Yan ZhiFeng as a director on July 28, 2010 and that Mr. Yan resigned as a director of the company two days later on July 30, 2010.  Please tell us why the disclosure throughout the prospectus indicates that Mr. Yan is currently a director of the company.

Response:  The disclosure that Mr. Yan resigned as a director was a typographical error.  Mr. Fu resigned as a director on July 30, 2010.  The disclosure has been corrected.

Legal Matters, page 87

28.
Comment:  We note your response to comment 40 in our letter dated July 8, 2010.  In particular, we note that Ms. Frisco transferred her entire interest effective as of the date of the share exchange agreement to an unaffiliated third party for no consideration.  Please explain to us why the disclosure in Certain Relationships and Related Transactions on page 69 discloses that Ms. Frisco still held shares and warrants immediately after the share exchange.  Also explain whether Mr. Poletti and Ms. Frisco have transferred their interests in other SRKP entities in a similar manner.  Explain what benefits they receive from purchasing or receiving securities in the SRKP entities and then transferring them to unaffiliated third parties for no consideration.  Lastly, please explain why Mr. Poletti would not be considered a promoter of SRKP 25 and why his connection to SRKP 25 should not be disclosed.

Response:  Pursuant to conversations with the Commission, all of Mr. Poletti's interest in SRKP 25 and all other SRKP entities was transferred to Ms. Frisco as her sole and separate property in August 2008 for no consideration as part of an August 2008 marital settlement agreement.  As discussed with the Staff, there is no compensatory or other arrangement between K&L Gates, Mr. Poletti, Ms. Frisco or Westpark Capital, Inc. Further, as discussed with the Staff, Mr. Poletti was in no way involved in the organization and founding of, nor has he or K&L Gates rendered any legal services to, SRKP 25 or any SRKP entity - he acted solely as a passive investor  SRKP 25 and all of the SRKP entities were represented by counsel other than Mr. Poletti or K&L Gates in connection with their formation and organization, and therefore Mr. Poletti is and should not be considered a promoter of SRKP 25 nor does he hold any beneficial interest in SRKP 25. Please note that Ms. Frisco transferred the shares and warrants to her sister on the effective date of the share exchange, immediately after the share exchange became effective.  This has been disclosed in Certain Transactions further to the Commission's request.

Financial Statements
Note 2.  Summaries of Significant Accounting Policies, page F-10
j.  Revenue recognition, page F-11

29.
Comment:  We note your responses to prior comments 43 and 44.  It remains unclear to us why you believe that it is appropriate to record revenue on a gross basis as a principal in your advertising transactions.  Please address the following items to provide us with additional information in assessing your conclusion:

•
It is unclear to us why you have no inventory at any balance sheet date.  You state that you are at-risk for the cost of slots during the period that you own such time slots and before they are sold to your customers.  Tell us the typical length of this period.  Also, we note that you recognize revenue and costs of sales over the period that the advertising airs (typically one to three weeks).  In this regard, explain to us why you do not have, at a minimum, an average of one to three weeks of inventory at each balance sheet date.  You also state at page 51 that, during the three months ended December 31, 2009, you had an increase in the amount of air time you purchased in anticipation of an increase in demand from new and existing customers.  Tell us why this increase in purchased air time was not reflected as inventory on your balance sheet.

Larry Spirgel
September 30, 2010

•	Tell us whether you have ever suffered any inventory losses and, if so, the amount of such losses.
•
You state that CCTV will replay a disrupted program and commercials at a later time in the event of a broadcast disruption.  Tell us why you believe that you are the primary obligor, in light of the fact that you must rely on CCTV to satisfy the customer if there is a problem with the original time slot.  It appears to us that the customer would look to CCTV to cure a problem with the service being provided.

Based on your description of your advances, it appears that these deposits do not relate to specific time slots and instead represent a right to negotiate with the vendors.  Accordingly, please clarify for us why you believe that the advances carry inventory risk.

Response:  The Company submits the following response.

•
The increased airtime discussed on page 51 is represented by advance payments for both specific time slots and general advances.  Until the time slots are aired, the Company believes it is proper to classify these amounts as advances, which is a current asset and presented in the balance sheet in the same section as inventory.  The Company believes it is more appropriate and understandable to an investor to classify advance payments this way, as compared to presenting advance payments as a component of inventory.  Please see the Company’s response to comment 16 above with respect to the type of advances that it has and the amounts of owned time slots at March 31 and June 30, 2010.

•	The Company describes its time slot losses in the text below.

•	The Company describes why it is the primary obligor in the text below. The comment above stated:

“It appears to us that the customer would look to CCTV to cure a problem with the service being provided.”

The Company’s end customers buy the time slots from the Company, not from the broadcaster, and the customers look to the Company to either reimburse them or see that the broadcaster rebroadcasts the commercial properly.  The Company’s end customers do not deal directly with the broadcaster.

The Company provides the information below to give more information as to why its revenues are accounted for properly.

The Company uses advances to obtain a preferred position for the most desirable time slots; the advances are the Company’s entry to those preferred time slots.  As a result, the Company controls the rights to desirable time slots, and in general, each month the Company either converts advances to specific time slots and/or makes advances on time slots for the following month, depending on the status of its advances with the vendor.  The Company then attempts to find clients that will buy these slots for a price in excess of what the Company paid.  The Company has no preset commission or rate structure.

The Company’s agreements with its customers are for specific time slots that the Company has previously purchased.  The Company is at risk for the time slots before the customer purchases them.  The Company converts its advance payments to specific time slots several weeks to a month before a sale to a customer.  The customer can only buy those specific slots from the Company once the Company has acquired the rights to such time slots.  If the Company is not able to sell the time slots, then it can incur a loss.  Since the Company’s sales agreements are made based on previously purchased time slots, the customer has no choice but to buy from the Company if it wishes to obtain the time slots that the Company controls.  The Company is not a locating service or matchmaker; it is an owner of specific broadcast time slots.

The Company is the primary obligor in the sales since it has a risk of loss if the time slots are not sold, and it is responsible to its customer for performance by the broadcaster.  The Company, not the customer, seeks remedies for a performance issue.  The Company owns specific rights to specific slots before they are sold to customers, and this type of inventory risk is consistent with the requirement for gross reporting in ASC 605-45-4 through 7.  The Company believes that these indicators of gross reporting are very clear and persuasive and in accordance with US GAAP.  The Company has a risk that the specific time slots owned may not be sold, since it is the owner and is not a matchmaker.  Furthermore, the Company has the full credit risk of collection from its customers.  The Company’s end customers buy the time slots from the Company, not from a broadcaster, and this is evidenced by a contract between the customer and the Company.  The pricing is set by the Company alone based the value of the Company’s control of the slots and the business environment in general.

Larry Spirgel
September 30, 2010

In the Company’s brief history, it had a loss in 2009. A previously purchased group of time slot airtime approached and the Company could not find a buyer.  The expiration of these time slots generated a loss of approximately $140,000, which was included in cost of sales.

In summary, rather than repeat the Company’s prior responses, the Company has summarized how the factors outlined above define the Company as a primary obligor as discussed in ASC 605:

•	The broadcaster is not a party to the agreement between the Company and its customer. The customer’s order is fulfilled by the Company through the Company’s ownership of the time slot.
•
The Company is responsible for seeking remedies for non-performance or poor performance; the Company’s customers do not seek remedies from the broadcaster for defects. As such, the customer has no recourse to the broadcaster and looks to the Company to fulfill the obligation directly, or to compensate the customer if no other remedy exists.

•	The Company is required to purchase the time slots in advance and if it cannot resell the time slots it cannot seek a refund from anyone.
•	The Company has to collect from its customers and bears the full credit risk of the transaction
•	The Company determines the pricing of the advertising time sold to its customers, which is not determined through the application of a formula based on cost.

After careful reconsideration of the issues in your comment, the Company continues to conclude its accounting for revenues is appropriate and in accordance with US GAAP.

Note 4.  Capitalized Television Cost, page F-16

30.
Comment:  We note your response to prior comment 45.  Notwithstanding your belief that these arrangements should be accounted for under ASC 926, it is unclear to us why you have not presented your interests in Chi Dan Zhong Xin and Xiau Mo Dou as discontinued operations.  It appears to us that the revenues and costs of sales associated with the sale of these operations should be presented as discontinued under the guidance in paragraph 1-3 of FASB ASC 205-20-45, since you disposed of your entire interest in these operations.

In addition, we reissue a portion of our prior comment 45.  Tell us how you reflected the sale of these interests in your statement of cash flows for the six months ended June 30, 2010.  Clarify why you reflected the change in “Capitalized television costs” in your cash provided by operating activities as $746,720.  Also, please tell us and disclose how much of the purchase price was received as of June 30, 2010 and where the remaining amount was reflected in your balance sheet.

Response:  The Company has reviewed the applicable sections of US GAAP and has now concluded that it is appropriate to account for the disposal of the television series as a discontinued operation.  While the Company is considering developing additional television series for China, to sell or barter such television series in exchange for time slots, it has no definitive plans at present.  Accordingly, the Company considers such television series as a component as defined in ASC 205.  The financial statements and related disclosures throughout the document have been revised to reflect this classification as appropriate.

The Company sold its interest in the two television series for $7,604,532 on March 26, 2010.  At June 30, 2010, the Company had collected $3,053,491 in accordance with the sales terms.  Accordingly, the Company had related outstanding accounts receivable of $4,551,041 at June 30, 2010, which is now recorded in accounts receivable from discontinued operations on the balance sheet. Further, the Company has made appropriate changes on the statement of cash flows..

Please do not hesitate to contact the undersigned at (310) 552-5086 with any questions.

Larry Spirgel
September 30, 2010

Sincerely,

/s/ Melissa A. Brown, Esq.

Melissa A. Brown, Esq.

cc:	Fu Haiming, China Century Dragon Media, Inc.
John J. Harrington, United States Securities and Exchange Commission
Thomas J. Poletti, Esq.

ATTACHMENT A

Business license

Registration no. 441300400031357

Incorporation date: November 2nd, 2009

Registration bureau: Huizhou Administration for Industry and Commerce

Name: Huizhou CD Media Co., Ltd.  (Seriel no: 1073561)

Address: Room 801, No. 7, Wenchanger Road, Jiangbei, Huizhou City, Guangdong Province, China

Legal representative: lin hua biao

Registered capital: HKD 20,000,000

Paid-up capital: HKD 0.00

Company type: limited liability company (wholly foreign owned company)

Business scope: design, handle (as agent) and organize cultural communications (excluding news releases and advertisement making), provide cultural consulting services and to design images for enterprises (items prohibited by the law and administrative regulations are not allowed to operate)

Shareholder： CD MEDIA （HOLDING）CO. LIMITED

Operation period: from November, 2nd, 2009 to November, 2nd, 2039